           Prospectus Supplement to Prospectus dated March 18, 2002.

                                  $600,000,000
                         SEARS ROEBUCK ACCEPTANCE CORP.

                         6.70% Notes due April 15, 2012
                         ------------------------------

     Sears Roebuck Acceptance Corp. or "SRAC" will pay interest on the Notes on April 15 and October 15 of each year. The first such payment will be made on October 15, 2002. The Notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

     SRAC may redeem all or any portion of the Notes at any time at the greater of:

     - 100% of the principal amount of the portion of the Notes that SRAC redeems, plus accrued interest; or

     - the sum of the present values of the remaining scheduled payments of principal of and interest on that portion of the Notes that SRAC redeems, at the date that SRAC redeems that portion of the Notes, determined as described in "The Notes--Optional Redemption," plus accrued interest.

SRAC must give you at least 30, but not more than 60, days notice that it will redeem any portion of your Notes.

     SRAC may also redeem the Notes in the event of certain changes in U.S. tax law. If SRAC redeems the Notes for this reason, SRAC will pay the registered holder 100% of the principal amount of the Notes plus accrued interest. If SRAC redeems any of the Notes for tax purposes, it must redeem all of the Notes.

     The Notes will be offered for sale in the United States and Europe. Application may be made to list the Notes on the Luxembourg Stock Exchange in accordance with the rules thereof.
                         ------------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                         ------------------------------

                                                                Per Note            Total
                                                                --------            -----
Initial public offering price...............................    99.302%          $595,812,000
Underwriting discount.......................................      0.45%          $  2,700,000
Proceeds, before expenses, to SRAC..........................    98.852%          $593,112,000

     The initial public offering price set forth above does not include interest, if any. Interest on the Notes will accrue from March 25, 2002, and must be paid by the purchaser if the Notes are delivered after March 25, 2002.
                         ------------------------------

     Underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company, Clearstream and Euroclear, against payment on March 25, 2002.

                               Joint Bookrunners

BANC ONE CAPITAL MARKETS, INC.  CREDIT SUISSE FIRST BOSTON  GOLDMAN, SACHS & CO.
                         ------------------------------

BANC OF AMERICA SECURITIES LLC                                       UBS WARBURG
                         ------------------------------

CIBC WORLD MARKETS
             FLEET SECURITIES, INC.
                          MELLON FINANCIAL MARKETS, LLC
                                     PNC CAPITAL MARKETS, INC.
                                              TOKYO-MITSUBISHI INTERNATIONAL PLC
                                                          WACHOVIA SECURITIES

                  Prospectus Supplement dated March 18, 2002.

     SRAC has warranted to the Underwriters that this prospectus supplement and the prospectus do not contain any untrue statement of a material fact or omit any material fact necessary to make the statements in this prospectus supplement and the prospectus not misleading in light of the circumstances under which these statements were made. SRAC has taken all reasonable care to ascertain the facts and to verify the accuracy of these statements. SRAC accepts responsibility accordingly.

     SRAC and the Underwriters have agreed that they will close the sale of the Notes to the Underwriters five business days after the date of this prospectus supplement. See "Underwriting -- Settlement."

                             FINANCIAL INFORMATION

     The following table contains summary financial information regarding SRAC for the fiscal years ended December 29, 2001, and December 30, 2000. You should read this summary information in conjunction with SRAC's financial statements that are incorporated by reference in the prospectus.

                                                               2001       2000
                                                              -------    -------
                                                               (U.S. DOLLARS IN
                                                                  MILLIONS)
Operating Results
Total revenues..............................................  $ 1,089    $ 1,216
Interest expenses and amortization of debt
  discount/premium..........................................      866        966
Total expenses..............................................      868        968
Income taxes................................................       77         87
Net income..................................................      144        161

Financial Position
Assets
  Notes of Sears, Roebuck and Co. ..........................  $16,014    $16,879
  Total assets..............................................   16,738     17,366
Liabilities
  Commercial paper..........................................    3,225      3,934
  Medium-term notes.........................................    2,762      4,608
  Discrete underwritten debt................................    7,321      5,579
  Total liabilities.........................................  $13,500    $14,272
Shareholder's Equity
  Capital stock (including capital in excess of par
     value).................................................  $ 1,185    $ 1,185
  Retained income...........................................    2,053      1,909
  Total shareholder's equity................................  $ 3,238    $ 3,094
Other Pertinent Data
Contractual credit facilities (period end)..................  $ 5,060    $ 5,060

                               FINANCIAL CHANGES

     This discussion compares SRAC's financial results for the fiscal year ended December 29, 2001, which is referred to below as the "current period," with its results for the fiscal year ended December 30, 2000, which is referred to below as the "prior period."

     SRAC generated revenues of $1,089 million during the current period. This is a decrease of $127 million from the $1,216 million in revenues it generated during the prior period. The revenue decrease for the current period resulted primarily from a 61 basis point decrease in the average rates on earning assets from the prior period to the current period and a $400 million reduction in average earning asset levels during the current period versus the prior period.

     SRAC incurred $866 million in interest and related expenses during the current period. This is a decrease of $100 million from the $966 million SRAC incurred during the prior period. SRAC attributes this decrease in interest and related expenses to decreases in both average long-term debt and average short-term rates. SRAC's average long-term debt of $10.5 billion in the current period reflects a 5.4% decline in average long-term debt from $11.1 billion in the prior period. During the current period, SRAC's cost of short-term funds averaged 4.75%, compared to 6.66% during the prior period. SRAC's average short-term borrowings increased to $3.3 billion from $3.2 billion in the prior period. Average long-term rates were 6.60% for both the current period and the prior period.

     SRAC's net income of $144 million for the current period is a $17 million decrease from its net income of $161 million for the prior period. SRAC's ratio of earnings to fixed charges for the current period was 1.26 which was unchanged from the prior period.

                CAPITALIZATION OF SEARS ROEBUCK ACCEPTANCE CORP.

     The following table sets forth SRAC's capitalization as of December 29, 2001, and as adjusted to reflect the issuance of the Notes, assuming that SRAC uses the net proceeds (before expenses) of $593,112,000 that SRAC will receive from issuing the Notes to retire short-term debt.

                                                                DECEMBER 29, 2001
                                                              ----------------------
                                                                               AS
                                                              OUTSTANDING   ADJUSTED
                                                              -----------   --------
                                                                 (U.S. DOLLARS IN
                                                                    MILLIONS)
Debt payable within one year(1).............................    $ 3,225     $ 2,632
Term debt...................................................     10,083      10,676
Shareholder's equity(2).....................................      3,238       3,238
                                                                -------     -------
Total capitalization(3).....................................    $16,546     $16,546
                                                                =======     =======

---------------

(1) "Debt payable within one year" excludes the current portion of term debt, which the table includes under "Term debt."
(2) SRAC has 500,000 authorized shares of common stock at a par value of $100. SRAC had 350,000 shares of common stock outstanding as of December 29, 2001.
(3) SRAC's capitalization has not changed materially since December 29 , 2001.

                                   THE NOTES

     The following description supplements the "Description of Debt Securities" in the prospectus.

     SRAC will issue the Notes under the indenture dated as of May 15, 1995, between SRAC and JPMorgan Chase Bank, as trustee. SRAC has filed a copy of the indenture with the Securities and Exchange Commission. The indenture is incorporated into this prospectus supplement and the prospectus by reference. The Notes will be direct, unsecured and unsubordinated obligations of SRAC, and will rank equally with all of SRAC's other unsecured and unsubordinated debt.

     The Notes will mature at par on April 15, 2012, and will constitute a single series of debt securities under the indenture. SRAC will issue the Notes in fully registered book-entry form only, without coupons, in denominations of $1,000 and integral multiples of $1,000. Each Note will bear interest at the rate of 6.70% per year. SRAC will pay the interest semiannually on April 15 and October 15 of each year, commencing October 15, 2002, to the registered holder of the Notes as of the close of business on the date fifteen days before the interest payment date. As long as the Notes are held through the facilities of DTC, Clearstream and the Euroclear System, solely in book-entry form, the only registered holder of the Notes will be DTC's nominee, Cede & Co.

     If an interest payment date or the maturity date of the Notes is not a business day, SRAC will pay interest or principal on the next business day. However, interest will not accrue on the amount to be paid for the period from the original interest payment date (or maturity date) to the date SRAC makes the payment. SRAC will calculate the interest based on a 360-day year of twelve 30-day months. (A "business day" is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a legal holiday for banking institutions in the City of Wilmington, Delaware, the City of Chicago, the City of New York, the City of Luxembourg (if and when the Notes are listed on the Luxembourg Stock Exchange), or the city in which the trustee's principal corporate trust office is located.)

     SRAC will pay interest on the Notes to DTC by wire transfer on the interest payment dates. On the redemption or maturity date of the Notes, SRAC will pay the principal of the Notes to DTC by wire transfer if DTC presents and surrenders the Notes on or before the redemption or maturity date of the Notes. If you hold Notes in certificated form, SRAC will pay the interest and principal on your Notes to you by check unless you have given proper wire transfer instructions to the trustee. If you hold Notes in fully certificated form, you may request that payments be made by wire transfer to an account you maintain at the offices of the paying agent in Luxembourg. See "Book-Entry
Registration -- Certificated Notes" for further information on holding Notes in certificated form.

     SRAC may, without your consent, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Notes. Any additional notes having substantially similar terms as the Notes will, together with the Notes, constitute a single series of notes under the indenture. No additional notes may be issued if an event of default has occurred and is continuing with respect to the Notes.

     SRAC has initially appointed the trustee at its corporate trust office in New York City as paying agent. SRAC may terminate the appointment of a paying agent at any time. SRAC may also appoint additional or other paying agents at any time. Initially, the Notes will not be listed on any stock exchange, but in the future SRAC may seek to list the Notes on the Luxembourg Stock Exchange. If SRAC lists the Notes on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange require SRAC to maintain a paying agency in Luxembourg for payments on the Notes, SRAC will comply with these rules. SRAC will give notice of any termination or appointment of a paying agent or any change in a paying agent's office as described below under the heading "Notices."

OPTIONAL REDEMPTION

     SRAC may redeem the Notes at any time, in whole or in part, by paying you the greater of:

     - 100% of the principal amount of the portion of your Notes that SRAC redeems, plus any interest that has accrued, but that SRAC has not previously paid to you, up to the date that SRAC redeems that portion of your Notes; or

     - the sum of the present values of the remaining scheduled payments of principal of and interest on the portion of your Notes that SRAC redeems (excluding the portion of any payment of interest that has accrued thereon as of the date SRAC redeems that portion of your Notes), plus any interest that has accrued, but that SRAC has not previously paid to you, up to the date that SRAC redeems that portion of your Notes. SRAC will appoint a Reference Treasury Dealer to determine the present values. The Reference Treasury Dealer will determine the present values by discounting each of the remaining scheduled payments. Each of the remaining scheduled payments will be discounted on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate from the date the payment is scheduled to be made to the date SRAC redeems that portion of your Notes.

     SRAC must give you at least 30, but not more than 60, days notice that it will redeem any portion of your Notes. Interest will cease to accrue on that portion of your Notes that SRAC calls for redemption when the redemption price is paid.

     "Adjusted Treasury Rate" means, for any redemption date, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming that the price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) was equal to the Comparable Treasury Price for that redemption date, plus 0.25%.

     "Comparable Treasury Issue" means the United States Treasury security selected by a Reference Treasury Dealer appointed by SRAC:

     - that has a maturity comparable to the remaining term of the Notes to be redeemed, and

     - that would be used, at the time of selection and in accordance with customary financial practice, to price new issues of corporate debt securities of comparable maturity to the remaining term of those Notes.

     "Comparable Treasury Price" means, for any redemption date:

     - the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of those quotations (if any), or

     - if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all the quotations.

     "Reference Treasury Dealer" means each of Banc One Capital Markets, Inc., Credit Suisse First Boston Corporation, Goldman, Sachs & Co., Banc of America Securities LLC, UBS Warburg LLC, and their respective successors; provided, however, that if any of them ceases to be a primary U.S. Government securities dealer in New York City, SRAC may replace that entity with another primary U.S. Government securities dealer in New York City.

     "Reference Treasury Dealer Quotation" means, for each of at least four Reference Treasury Dealers selected by SRAC and any redemption date, the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day before that redemption date. The trustee will determine this average.

REDEMPTION FOR TAX REASONS

     SRAC may also redeem your Notes if a change in the U.S. tax laws results in a substantial probability that:

     - it will have to pay additional amounts to certain foreign holders of the Notes, as described below under the heading "Tax Gross Up"; and

     - it cannot avoid making these payments by taking reasonable measures available to it.

     A change in the U.S. tax laws includes:

     - any change in or amendment to the laws of the United States, any political subdivision of the United States or any taxing authority within the United States, or regulations or rulings promulgated under those laws;

     - any change in the way those laws, rulings or regulations are interpreted, applied or enforced;

     - any action taken by a taxing authority that applies to SRAC;

     - any court decision; or

     - any technical advice memorandum, letter ruling or administrative pronouncement issued by the United States Internal Revenue Service, based on a fact pattern substantially similar to SRAC's.

     SRAC may only redeem your Notes for tax reasons if it:

     - delivers to the trustee a legal opinion stating that SRAC may exercise its right to redeem the Notes and a certificate giving the factual basis for the legal opinion;

     - gives notice, as described below under the heading "Notices," not less than 30 nor more than 60 days before the date SRAC will redeem the Notes; and

     - pays you 100% of the principal amount of your Notes plus accrued interest.

TAX GROSS UP

     If, for United States federal income tax purposes, you are:

     - a foreign corporation;

     - a nonresident alien individual;

     - a nonresident alien fiduciary of a foreign estate or trust; or

     - a foreign partnership with at least one partner that is a foreign corporation (as to the United States), a nonresident alien individual or a nonresident alien fiduciary of a foreign estate or trust;

then SRAC will pay you additional amounts as necessary to make every net payment of principal or interest on your Notes, after deduction or withholding relating to certain tax, assessment or governmental charges imposed by the United States (or any political subdivision or taxing authority of the United

States), equal to the amount then due and payable on your Notes. However, SRAC will not pay you any additional amounts for or on account of:

     - any tax, assessment or other governmental charge imposed because you, or any of your fiduciaries, settlors or beneficiaries, partners or shareholders or persons holding power over you, have or have had a connection with the United States, such as

      (A) being or having been a citizen or resident of the United States;

      (B) being or having been present in the United States for 183 days or more in a taxable year;

      (C) being or having been engaged in a trade or business in the United States; or

      (D) having, or having had, a permanent establishment in the United States;

     - any estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or other governmental charge;

     - any tax, assessment or other governmental charge imposed because of your past or present status as

      (A) a personal holding company;

      (B) a foreign personal holding company (with respect to the United
          States);

      (C) a controlled foreign corporation (with respect to the United States);

      (D) a passive foreign investment company (with respect to the United States);

      (E) a private foundation;

      (F) a tax exempt organization; or

      (G) a corporation that accumulates earnings to avoid United States federal income tax;

     - any tax, assessment or governmental charge that is payable in a manner other than through withholding from the principal or interest payments on your Notes;

     - any tax, assessment or governmental charge that a paying agent must withhold from the interest and principal payments on your Notes, if another paying agent can make the interest or principal payments on the Notes without withholding;

     - any tax, assessment or governmental charge imposed because you failed to fulfill any of the reporting, certification, taxpayer identification or other requirements that would have exempted you from the tax;

     - any tax, assessment or governmental charge imposed because you, or a partnership you are a member of, actually or constructively own ten percent or more of the combined voting power of all classes of SRAC's stock entitled to vote;

     - any tax, assessment or governmental charge imposed on any holder that is a fiduciary, a partnership or not the sole beneficial owner, but only to the extent that any beneficiary, settlor, partner or beneficial owner, as applicable, would not have been entitled to additional amounts; or

     - any tax, assessment or governmental charge imposed on or resulting from any combination of the above.

     "United States" means the United States of America and any area subject to its jurisdiction.

NOTICES

     The trustee will mail notices by first class mail, postage prepaid, to each registered holder's last known address as it appears in the security register that the trustee maintains. The trustee will only mail these notices to Cede & Co., as the registered holder of the Notes, unless SRAC reissues the Notes to you or your nominees in fully certificated form, as explained below under the heading "Book-Entry Registration -- Certificated Notes."

     In addition, if and as long as:

     - the Notes are listed on the Luxembourg Stock Exchange; and

     - the rules of the Luxembourg Stock Exchange require notice by publication;

the trustee will publish notices regarding the Notes in a daily newspaper of general circulation in Luxembourg. SRAC expects that this newspaper will be the Luxemburger Wort. If publication in Luxembourg is not practical, the trustee will publish these notices elsewhere in Europe. Published notices will be deemed to have been given on the date they are published. If publication as described above becomes impossible, then the trustee may publish sufficient notice by alternate means that approximate the terms and conditions described in this paragraph.

MEETING OF NOTE HOLDERS

     Either the trustee or registered holders of a majority of the aggregate principal amount of the Notes may call a meeting of the Note holders at any time. These meetings may be for any purpose stated in the indenture or authorized by law. The trustee will give notice of the meetings in the manner described above under the heading "Notices." You will not be entitled to call these meetings or to vote at them unless SRAC reissues the Notes to you or your nominees in fully certificated form, as explained below under the heading "Book-Entry Registration -- Certificated Notes."

GOVERNING LAW

     The laws of the State of Delaware will govern the indenture and the Notes.

                            BOOK-ENTRY REGISTRATION

     SRAC has obtained the information in this section concerning DTC, Clearstream and Euroclear and their book-entry systems and procedures from sources that SRAC believes to be reliable, but SRAC takes no responsibility for the accuracy of this information.

     SRAC will initially issue the Notes in registered form only, without coupons, as book-entry Notes represented by one or more global Notes registered in the name Cede & Co., as the nominee for DTC. You may purchase Notes in book-entry form in minimum denominations of $1,000 and integral multiples of $1,000.

     You may hold your Notes in the United States through DTC or in Europe through Clearstream or Euroclear. Clearstream and Euroclear will hold omnibus positions on behalf of their respective participating organizations or customers, through customers' securities accounts in Clearstream's and Euroclear's names on the books of their respective depositaries (the "Depositaries"), which in turn will hold those positions in customers' securities accounts in the Depositaries' names on the books of DTC.

     Unless and until SRAC issues the Notes in fully certificated form under the limited circumstances described below under the heading "Book-Entry
Registration -- Certificated Notes":

     - you will not be entitled to receive a certificate representing your interest in the Notes;

     - all references in this prospectus supplement or in the prospectus to actions by holders will refer to actions taken by DTC upon instructions from its Direct Participants (as defined below); and

     - all references in this prospectus supplement or the prospectus to payments and notices to registered holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of the Notes, for distribution to you in accordance with DTC procedures.

THE DEPOSITORY TRUST COMPANY

     DTC is:

     - a limited-purpose trust company organized under the New York Banking Law;

     - a "banking organization" under the New York Banking Law;

     - a member of the Federal Reserve System;

     - a "clearing corporation" under the New York Uniform Commercial Code, as amended; and

     - a "clearing agency" registered under the provision of Section 17A of the Securities Exchange Act of 1934.

     DTC holds securities that its Direct Participants deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" of DTC include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. "Indirect Participants," who include securities brokers and dealers, banks and trust companies, can also access the DTC system if they maintain a custodial relationship with a Direct Participant. If you are not a Direct Participant or an Indirect Participant and you wish to purchase, sell or otherwise transfer ownership of, or other interests in, Notes, you must do so through a Direct Participant or an Indirect Participant. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. The Securities and Exchange Commission has on file a set of the rules applicable to DTC and its Direct Participants.

CLEARSTREAM

     Clearstream Banking societe anonyme is a limited liability company organized under Luxembourg law. Cedel International, societe anonyme, and Deutsche Borse AG own Clearstream. The shareholders of these two entities are banks, securities dealers and financial institutions.

     Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers through electronic book-entry changes in accounts of Clearstream customers, thus eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in over 30 countries. Clearstream has established an electronic bridge with Euroclear Bank S.A./N.V., the operator of the Euroclear System, to facilitate settlement of trades between Clearstream and Euroclear. Clearstream currently accepts over 110,000 securities issues on its books.

     As a registered bank in Luxembourg, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Currently, Clearstream has approximately 2,000 customers located in over 80 countries, including all major European countries, Canada and the United States. In the United States, Clearstream customers are limited to securities brokers and dealers and banks. Clearstream customers may include the Underwriters. Other institutions that maintain a custodial relationship with a Clearstream customer may obtain indirect access to Clearstream. Clearstream is an Indirect Participant in DTC.

THE EUROCLEAR SYSTEM

     The Euroclear System was created in 1968 to hold securities for participants of the Euroclear System and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thus eliminating the need for physical movement of certificates and risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in any of over 30 currencies, including United States dollars. The Euroclear System includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described below. The Euroclear System is operated by Euroclear Bank S.A./N.V. (the "Euroclear Operator"), under contract with Euroclear Clearance System, S.C., a Belgian cooperative corporation (the "Cooperative"). The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for the Euroclear System on behalf of Euroclear participants. Euroclear participants include banks

(including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly. Euroclear is an Indirect Participant in DTC.

     The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law (collectively, the "Terms and Conditions") govern securities clearance accounts and cash accounts with the Euroclear Operator. Specifically, the Terms and Conditions govern:

     - transfers of securities and cash within the Euroclear System;

     - withdrawal of securities and cash from the Euroclear System; and

     - receipts of payments with respect to securities in the Euroclear System.

All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding securities through Euroclear participants.

BOOK-ENTRY FORMAT

     Under the book-entry format, the trustee will pay interest or principal to Cede & Co., as nominee of DTC. DTC will forward the payment to the Direct Participants, who will then forward the payment to the Indirect Participants (including Clearstream or Euroclear) or to you as the beneficial owner. You may experience some delay in receiving your payments under this system.

     DTC is required to make book-entry transfers on behalf of its Direct Participants and is required to receive and transmit payments of principal, premium, if any, and interest on the Notes. Any Direct Participant or Indirect Participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to the Notes on your behalf.

     The trustee will not recognize you as a registered holder under the indenture, and you can only exercise the rights of a registered holder indirectly through DTC and its Direct Participants. DTC has advised SRAC that it will only take action regarding a Note if one or more of the Direct Participants to whom the Note is credited direct DTC to take such action. DTC can only act on behalf of its Direct Participants. Your ability to pledge Notes to non-Direct Participants, and to take other actions, may be limited because you will not possess a physical certificate that represents your Notes. Clearstream or Euroclear will credit payments to the cash accounts of Clearstream customers or Euroclear participants in accordance with the relevant system's rules and procedures, to the extent received by its Depositary. These payments will be subject to tax reporting in accordance with relevant United States tax laws and regulations. Clearstream or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a registered holder under the indenture on behalf of a Clearstream customer or Euroclear participant only in accordance with its relevant rules and procedures and subject to its Depositary's ability to effect those actions on its behalf through DTC.

     DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the Notes among participants of DTC, Clearstream and Euroclear. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.

TRANSFERS WITHIN AND AMONG BOOK-ENTRY SYSTEMS

     Transfers between DTC's Direct Participants will occur in accordance with DTC rules. Transfers between Clearstream customers and Euroclear participants will occur in accordance with their applicable rules and operating procedures.

     DTC will effect cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other hand, in accordance with DTC rules on behalf of the relevant European international clearing system by its Depositary. However, cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, instruct its Depositary to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to the Depositaries.

     Because of time-zone differences, credits of securities in Clearstream or Euroclear resulting from a transaction with a DTC Direct Participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date. Those credits or any transactions in those securities settled during that processing will be reported to the relevant Clearstream customer or Euroclear participant on that business day. Cash received in Clearstream or Euroclear as a result of sales of securities by or through a Clearstream customer or a Euroclear participant to a DTC Direct Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

SAME-DAY SETTLEMENT AND PAYMENT

     Initial settlement of the Notes will be made in immediately available funds. Secondary market trading between DTC Direct Participants will occur in accordance with DTC rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System. Secondary market trading between Clearstream customers and Euroclear participants will occur in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

CERTIFICATED NOTES

     SRAC will re-issue Notes to you or your nominees, in fully certificated registered form, rather than to DTC or its nominees, only if:

     - SRAC advises the trustee in writing that DTC is no longer willing or able to discharge its responsibilities properly, and the trustee or SRAC is unable to locate a qualified successor; or

     - SRAC, at its option, elects to terminate the book-entry system through DTC.

     If either of the two above events occurs, DTC is required to notify all Direct Participants that Notes in fully certificated registered form are available through DTC. DTC will then surrender the global note representing the Notes along with instructions for re-registration. The trustee will re-issue the Notes in fully certificated registered form and will recognize the registered holders of the certificated Notes as registered holders under the indenture.

                        UNITED STATES TAX CONSIDERATIONS

     The following summary of the principal United States federal income tax consequences of purchasing, owning and disposing of Notes applies to you only if you are the initial holder of the Notes and you acquire them for a price equal to the initial issue price of the Notes.

     This summary is based upon the opinion of Mayer, Brown, Rowe & Maw, SRAC's special United States federal income tax counsel. For purposes of this "United States Tax Considerations" section of this prospectus supplement, with respect to book-entry Notes, the term "holder" refers to you if you acquire a beneficial ownership interest in those Notes through the book-entry systems of DTC, Clearstream and/or Euroclear, and with respect to certificated Notes, the term "holder" refers to you if you are the beneficial owner of those notes, regardless of whether those Notes are registered in your name or the name of your nominee. This summary deals only with Notes held as capital assets and does not deal with special tax situations such as:

     - dealers in securities or currencies or traders in securities who elect mark-to-market accounting for United States federal income tax purposes;

     - United States holders (as defined below) whose functional currency is not the United States dollar; or

     - persons holding Notes as part of a larger integrated financial transaction.

     This summary is based on United States federal income tax law, including the United States Internal Revenue Code of 1986, as amended (the "Code") as of the date of this prospectus supplement. Subsequent developments in United States federal income tax law, which may be applied retroactively, could have a material effect on the United States federal income tax consequences of purchasing, owning and disposing of Notes as set forth in this summary. Before you purchase Notes, you should consult your own tax advisor about how the United States federal income tax law or any other laws, including the laws of any other taxing jurisdiction, will apply to your particular situation.

UNITED STATES HOLDERS

     The following summary applies to you only if you are a United States holder (as defined below).

  DEFINITION OF A UNITED STATES HOLDER

     A "United States holder" is a holder of Notes who is, or which is, a United States person. A United States person is:

     - a citizen or resident of the United States;

     - a corporation or partnership organized under the laws of the United States or of any State (unless, in the case of a partnership, future Treasury regulations otherwise provide);

     - an estate, the income of which is subject to United States federal income taxation regardless of the source of that income; or

     - a trust, if a United States court is able to exercise primary supervision over the trust's administration and one or more United States persons has the authority to control all of the trust's substantial decisions.

  PAYMENTS OF INTEREST

     Your interest on your Notes will be taxed as ordinary interest income. In addition:

     - if you use the cash method of accounting for tax purposes, you will be taxed on the interest on your Notes at the time it is paid to you; and

     - if you use the accrual method of accounting for tax purposes, you will be taxed on the interest on your Notes at the time it accrues.

  AMORTIZABLE BOND PREMIUM

     Generally, if the price you paid for your Notes or your tax basis in your Notes exceeds the amount payable upon the maturity thereof, the excess may constitute amortizable bond premium. You may elect to amortize such bond premium under the constant interest rate method over the period from your acquisition date to the Notes' maturity date as an offset to interest income on the Notes, rather than as a separate interest deduction item subject to the investment interest limitations of the Code. If you elect to amortize bond premium, you must generally reduce your tax basis in the related Notes by the amount of bond premium used to offset interest income. If your Notes are redeemed in full before their maturity and you have elected to amortize bond premium, you may be entitled to a deduction for any remaining unamortized bond premium in the taxable year of the redemption.

  SALE, REDEMPTION OR OTHER DISPOSITION OF NOTES

     Your tax basis in your Notes will be their U.S. dollar cost. You will recognize capital gain or loss when you sell or otherwise dispose of your Notes, or SRAC redeems your Notes, equal to the difference between:

     - the amount realized on the sale or redemption or other disposition (less any amount attributable to accrued interest, which will be taxable as such); and

     - your tax basis in the Notes.

Your gain or loss will be a long-term capital gain or loss if at the time of the sale, payment or other disposition, you have held the Notes for more than one year.

FOREIGN HOLDERS

     The following summary applies to you if you are not a United States holder (as defined above) and not a resident of a territory of the United States or other area subject to its jurisdiction.

  U.S. WITHHOLDING TAX

     Under current United States federal income tax laws, and subject to the discussion below, United States federal withholding tax will not apply to payments by SRAC or any paying agent of SRAC (in its capacity as such) of principal of and interest on your Notes in accordance with the "portfolio interest" exception of the Code, provided:

     - you, or a partnership you are a member of, do not actually or constructively own ten percent or more of the total combined voting power of all classes of the stock of SRAC entitled to vote;

     - you are not a controlled foreign corporation for United States tax purposes with respect to which SRAC is a "related person" as defined under the Code; and

     - you provide a signed written statement, under penalties of perjury, that can reliably be related to you, certifying that you are not a United States person and providing your name and address to:

      (A) SRAC or its agent;

      (B) a securities clearing organization, bank (including certain regulated United States branches of a foreign bank or a foreign insurance company) or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution"), if that institution:

           - holds the Notes on your behalf;

           - provides an intermediary certificate to SRAC or its agent under penalties of perjury confirming that the institution (or a Financial Institution between you and the institution) has received your signed written statement; and

           - furnishes a copy of your signed written statement to SRAC or its agent; or

      (C) a specified withholding partnership or qualified intermediary that provides a duly completed withholding certificate to SRAC or its agent.

     Your signed written statement will be generally effective only with respect to interest payments made to you after you signed the statement in the calendar year in which you sign it and the three immediately following calendar years.

  U.S. INCOME TAX

     Except for the possible application of United States withholding tax (see "United States Tax Considerations -- Foreign Holders -- U.S. Withholding Tax" above) and backup withholding tax (see "United States Tax
Considerations -- Backup Withholding and Information Reporting" below), you will not have to pay United States federal income tax on payments of principal and interest on your Notes, or on gains from the sale, redemption or other disposition of your Notes, provided you (or the fiduciary, settlor, or beneficiary of, or a person holding a power over you, if you are an estate or trust; or any of your partners, if you are a partnership):

     - are not and have not been engaged in a trade or business in the United States;

     - do not have and have not had a present or former connection with the United States, including, without limitation, the status as a citizen or former citizen or resident or former resident of the United States; and

     - are not and have not been, for United States federal income tax purposes
       (i) a personal holding company, (ii) a corporation that accumulates earnings to avoid United States federal income tax, or (iii) a person treated as making an election that subjects your payments of principal and interest on your Notes to United States federal income tax.

     However, if you are an individual and are present in the United States for 183 days or more during the taxable year of the sale or other disposition of your Notes, any gain you realize on the sale or other disposition may be subject to a 30% United States federal income tax if your gain is attributable to an office or fixed place of business in the United States or you have a tax home in the United States.

     If you are engaged in a trade or business in the United States and interest, gain or any other income in respect of your Notes is effectively connected with the conduct of your trade or business, you may be subject to United States income tax on the interest, gain or income even though it is exempt from the withholding tax discussed in the preceding paragraphs. You will have to pay this income tax at the statutory rates provided for United States persons after you deduct any deductible expenses allocable to your effectively connected interest, gain or income. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% of your effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies to you under a United States income tax treaty with your country of residence. For this purpose, you must include interest, gain or income on your Notes in the earnings and profits subject to the branch tax if these amounts are effectively connected with the conduct of your United States trade or business.

  U.S. ESTATE TAX

     If you are an individual and are not a citizen or resident of the United States at the time of your death, your Notes will generally not be subject to the United States federal estate tax, unless:

     - you actually or constructively own ten percent or more of the total combined voting power of all classes of stock of SRAC; or

     - your interest on the Notes is effectively connected with your conduct of a United States trade or business.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  GENERAL RULES

     If you do not provide a correct taxpayer identification number and other information, or do not comply with certain other requirements or otherwise establish an exemption, SRAC, its paying agent or a broker, as the case may be, will be required to collect backup withholding tax from payments to you. This "backup" withholding tax applies to certain payments of principal and interest on Notes and to proceeds from the sale or disposition of Notes before maturity.

     If you provide the United States Internal Revenue Service with the information it requires, you will receive a refund or a credit against your United States federal income tax liability for any amounts withheld from your payments under the backup withholding rules.

     SRAC, its paying agent or a broker, as the case may be, will also be required to report certain information relating to their payments of principal and interest on Notes and of proceeds from the sale or disposition of Notes before maturity.

  EXCEPTIONS APPLICABLE TO NON-UNITED STATES PERSONS AND EXEMPT RECIPIENTS

     Treasury regulations provide that backup withholding and information reporting will not apply to payments of principal and interest on Notes by SRAC or its paying agents to you if you certify under penalties of perjury that you are not a United States person (as described above under "United States Tax Considerations -- Foreign Holders -- U.S. Withholding Tax") or otherwise establish an exemption, provided neither SRAC nor its paying agents has actual knowledge that you are a United States person or that the conditions of any other exemption are not in fact satisfied.

     If a foreign office of a custodian, nominee or other agent collects your payment on your behalf, that custodian, nominee or other agent does not have to apply backup withholding to its payments to you. However, if that custodian, nominee or other agent is a United States person, a controlled foreign corporation for United States federal income tax purposes, a foreign partnership that is either controlled by United States persons or engaged in a United States trade or business or a foreign person 50% or more of whose gross income is from a United States trade or business for a specified three-year period, the custodian, nominee or other agent will be subject to certain information reporting requirements with respect to that payment unless:

     - the custodian, nominee or other agent has evidence in its records that you are not a United States person and does not have actual knowledge that the evidence is false;

     - you are an exempt recipient, such as a bank, corporation or Financial Institution; or

     - you otherwise establish an exemption.

     Payments to you on a Note by the United States office of a custodian, nominee or other agent on your behalf will be subject to information reporting and backup withholding, unless:

     - you certify under penalties of perjury that you are not a United States person and you provide your name and address; or

     - you otherwise establish an exemption.

     Backup withholding will not apply to payments of the proceeds of your sale of your Notes if:

     - you are not a United States person; and

     - you sell your Notes to or through a foreign office of a broker.

     Information reporting will generally apply to payments to you, even if you are not a United States person, of the proceeds of the sale of your Notes to or through a foreign office of a broker that is a "U.S. payor" or a "U.S. middleman" (including (i) a person who is a United States person, (ii) a controlled foreign corporation for United States federal income tax purposes,
(iii) a foreign partnership that is either controlled by United States persons or engaged in a United States trade or business, or (iv) a foreign person 50% or more of whose gross income is from a United States trade or business for a specified three-year period), unless:

     - you are an exempt recipient;

     - the broker has evidence in its records that you are not a United States person and has no actual knowledge or reason to believe that the evidence is unreliable; or

     - you otherwise establish an exemption.

Information reporting and backup withholding requirements will apply to payments of the proceeds of a sale to or through the United States office of a broker unless:

     - you certify under penalties of perjury that you are not a United States person and provide your name and address; or

     - you otherwise establish an exemption.

                                  UNDERWRITING

     Under the terms and subject to the conditions of the Underwriting Agreement and the Pricing Agreement dated the date of this prospectus supplement, SRAC has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase from SRAC, the respective principal amounts of Notes set forth opposite its name in the table below:

                                                               PRINCIPAL
                                                               AMOUNT OF
                                                                 NOTES
                        UNDERWRITER                           ------------
Banc One Capital Markets, Inc. .............................  $140,000,000
Credit Suisse First Boston Corporation......................   140,000,000
Goldman, Sachs & Co. .......................................   140,000,000
Banc of America Securities LLC..............................    36,000,000
UBS Warburg LLC.............................................    36,000,000
CIBC World Markets Corp. ...................................    18,000,000
First Union Securities, Inc. ...............................    18,000,000
Fleet Securities, Inc. .....................................    18,000,000
Mellon Financial Markets, LLC ..............................    18,000,000
PNC Capital Markets, Inc. ..................................    18,000,000
Tokyo-Mitsubishi International plc..........................    18,000,000
                                                              ------------
Total.......................................................  $600,000,000
                                                              ============

Banc One Capital Markets, Inc., Credit Suisse First Boston Corporation ("CSFB") and Goldman, Sachs & Co. are acting as joint bookrunners in connection with the offering of the Notes.

     CONDITIONS. The Underwriting Agreement obligates the Underwriters to pay for and accept delivery of the Notes if their counsel approves specified legal matters and specified other conditions are satisfied. The Underwriters are committed to take and pay for all of the Notes if they take any of them.

     TERMS. The Underwriters have advised SRAC that they will offer part of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and will offer part of the Notes to certain dealers at a price that represents a concession not in excess of 0.30% of the principal amount of Notes. The Underwriters may allow, and those dealers may reallow, a concession not in excess of 0.25% of the principal amount of Notes to other underwriters or to certain other dealers. The Underwriters may vary the price and other selling terms of the Notes from time to time after the initial offering of the Notes.

     SETTLEMENT. It is expected that delivery of the Notes will be made against payment for the Notes on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which will be the fifth business day following the date of pricing of the Notes (such settlement cycle being referred to herein as "T+5"). Under Rule 15c6-1 of the Commission under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any trade expressly agree otherwise. Accordingly purchasers who wish to trade the Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing or the next succeeding business day should consult their own advisor.

     STABILIZATION. In connection with the offering, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. These transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the price of the Notes. If the Underwriters create a short position in the Notes in connection with the offering, i.e., if they sell more than $600,000,000 of Notes, the Underwriters may reduce that short position by purchasing Notes in the open market. In general, purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases. Underwriters are not required to engage in these activities and may end any of these activities at any time.

     INDEMNIFICATION. SRAC has agreed to indemnify the Underwriters against specified liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make with respect to these liabilities.

     EXPENSES. SRAC estimates that its expenses in connection with the offering and sale of the Notes will be approximately $350,000.

     LISTING. Initially, the Notes will not be listed on any stock exchange, but in the future SRAC may seek to list the Notes on the Luxembourg Stock Exchange, to facilitate trading in non-U.S. markets.

     SELLING RESTRICTIONS.

     - Each Underwriter has represented and agreed that:

      - it has not offered or sold and, prior to the expiry of the period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

      - it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom (the "FSMA")) received by it in connection with the issue of the Notes in circumstances in which Section 21(I) of the FSMA does not apply to us; and

      - it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

      - the Notes have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law. As part of the offering, the Underwriters may offer securities in Japan to a list of 49 offerees in accordance with the above provisions.

     - The Notes may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus supplement or the accompanying prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

     STAMP TAXES. The laws and practices of the country in which you purchase your Notes may require you to pay stamp taxes and other charges in addition to the issue price, which is set forth on the cover of this prospectus supplement.

     OTHER INFORMATION. In the ordinary course of their respective businesses, certain of the Underwriters and/or their affiliates engage from time to time in various general financing and banking transactions with SRAC and its affiliates.

     CSFB will make the Notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between CSFB and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from CSFB based on transactions the underwriter conducts through the system. CSFB will make securities available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

                                USE OF PROCEEDS

     SRAC will add the net proceeds (before expenses) of $593,112,000 that it receives from the sale of the Notes to its general funds and will initially use these proceeds to reduce its short-term debt. See "Use of Proceeds" in the prospectus.

                                 LEGAL OPINIONS

     Anastasia D. Kelly, Senior Vice President, General Counsel of Sears, is passing upon the legality of the Notes for SRAC. Anastasia D. Kelly owns 33,256 shares of Sears common stock (including 484 shares held in the Sears 401(k) Savings Plan) and has been granted stock options with respect to an additional 265,603 Sears common shares. Mayer, Brown, Rowe & Maw will pass upon certain legal matters for SRAC as to specified tax matters. Cleary, Gottlieb, Steen & Hamilton is passing upon the legality of the Notes for the Underwriters. Cleary, Gottlieb, Steen & Hamilton performs legal services for Sears from time to time.

                        LISTING AND GENERAL INFORMATION

     SRAC may apply in the future to list the Notes on the Luxembourg Stock Exchange. However, there is no assurance that SRAC will apply to list the Notes on the Luxembourg Stock Exchange or that any application it makes will be approved. Before any listing of the Notes on the Luxembourg Stock Exchange, SRAC will deposit its Restated Certificate of Incorporation and a legal notice relating to the issuance of the Notes with the Chief Registrar of the District Court of Luxembourg. In that case, you may obtain copies of these documents at the District Court of Luxembourg. Also in that case, while any of the Notes remain outstanding, you may inspect SRAC's Restated Certificate of Incorporation and the indenture and obtain copies of SRAC's annual financial statements and annual and quarterly reports at the office of the Luxembourg paying agent.

     The independent auditors of SRAC are Deloitte & Touche LLP.

     SRAC's Board of Directors adopted the resolutions relating to the execution of the indenture and the sale and issuance of the Notes on December 22, 1997, December 16, 1998, January 17, 2000 and November 29, 2001.

     Except as this prospectus supplement and the prospectus may explain, in the judgment of SRAC's management, (a) there has been no material adverse change in SRAC's condition since December 29, 2001 and (b) any pending litigation against SRAC that is likely to result in a material adverse effect on SRAC's consolidated financial position is disclosed in this prospectus supplement and the prospectus or in the documents incorporated by reference.

     The Notes have been accepted for clearance through Euroclear and Clearstream with a common code of 167223 014539859, a CUSIP code of 812 404 BJ9 and an ISIN number of US812 404BJ99.

     Should SRAC list the Notes on the Luxembourg Stock Exchange, you can obtain copies of the documents described under "Available Information" and "Incorporation of Certain Documents by Reference" in the prospectus without charge at the office of the Luxembourg paying agent and the Luxembourg listing agent.

                         SEARS ROEBUCK ACCEPTANCE CORP.

                                DEBT SECURITIES

                         ------------------------------

     Sears Roebuck Acceptance Corp. ("SRAC") may from time to time sell up to $3,242,721,000 aggregate initial offering price of its debt securities. These debt securities may consist of debentures, notes or other types of unsecured debt. The supplement accompanying this prospectus includes the specific terms of these debt securities.

                         ------------------------------

     These securities have not been approved by the Securities and Exchange Commission or any state securities commission nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                         ------------------------------

                                 MARCH 18, 2002

     SRAC HAS NOT AUTHORIZED ANY DEALER, SALESMAN OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND THE ACCOMPANYING SUPPLEMENT TO THIS PROSPECTUS. YOU MUST NOT RELY UPON ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT AS IF SRAC HAD AUTHORIZED IT. THIS PROSPECTUS AND THE ACCOMPANYING SUPPLEMENT TO THIS PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH THEY RELATE, NOR DO THIS PROSPECTUS AND THE ACCOMPANYING SUPPLEMENT TO THIS PROSPECTUS CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE INFORMATION CONTAINED IN THIS PROSPECTUS AND THE SUPPLEMENT TO THIS PROSPECTUS IS ACCURATE AS OF THE DATES ON THEIR COVERS. WHEN SRAC DELIVERS THIS PROSPECTUS OR A SUPPLEMENT OR MAKES A SALE PURSUANT TO THIS PROSPECTUS, SRAC IS NOT IMPLYING THAT THE INFORMATION IS CURRENT AS OF THE DATE OF THE DELIVERY OR SALE.

                         ------------------------------

                             AVAILABLE INFORMATION

     SRAC and Sears, Roebuck and Co. ("Sears"), SRAC's parent, are required to file reports and other information with the Securities and Exchange Commission. Sears also files proxy statements with the Commission. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the Commission, in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the Commission at 1-800-SEC-0330 for information in the operation of the public reference section. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). You can inspect reports and other information concerning SRAC and Sears at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. You can also inspect reports, proxy statements and other information concerning Sears at the offices of the Chicago Stock Exchange Incorporated, 440 South LaSalle Street, Chicago, Illinois 60605, and the Pacific Stock Exchange, Inc., 301 Pine Street, San Francisco, California 94104.

     SRAC and Sears have filed a registration statement and related exhibits with the Commission under the Securities Act of 1933, as amended. The registration statement contains additional information about SRAC, Sears and the debt securities. You may inspect the registration statement and exhibits without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the Commission at prescribed rates.

                     REPORTS TO HOLDERS OF DEBT SECURITIES

     SRAC will send its annual reports to the holders of its debt securities. These annual reports will include financial information that independent public accountants have audited and reported on, as well as other information about SRAC.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     SRAC and Sears incorporate and make part of this prospectus by reference the following documents, filed by SRAC and Sears with the Commission pursuant to
Section 13 of the Securities Exchange Act of 1934, as amended:

     - the Annual Reports on Form 10-K for the fiscal year ended December 29, 2001, filed by SRAC and Sears;

     - the Current Reports on Form 8-K for January 10 and January 17, 2002, filed by Sears; and

     - all documents filed by SRAC or Sears with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and before SRAC stops offering the debt securities.

     To receive a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents), call or write Sears Roebuck Acceptance Corp., 3711 Kennett Pike, Greenville, Delaware 19807, Attention: Vice President, Finance (302/434-3100).

                         SEARS ROEBUCK ACCEPTANCE CORP.

     SRAC is a wholly owned subsidiary of Sears that was incorporated under the laws of Delaware in 1956. Its general offices are located at 3711 Kennett Pike, Greenville, Delaware 19807 (302/434-3100). It raises funds primarily by issuing commercial paper, medium-term notes and discrete underwritten debt and by borrowing under intermediate-term loan agreements. It uses the proceeds from its borrowings to acquire short-term notes of Sears and, on occasion, to purchase outstanding receivable balances from Sears. Sears, a multi-line retailer that conducts domestic and international merchandising and credit operations, uses the funds it obtains from SRAC for general funding purposes. SRAC, and not Sears, will be solely responsible for repaying the debt securities.

     SRAC generates income primarily from the earnings on its investment in the notes and receivable balances of Sears. Sears presently calculates the interest rate on its notes so that SRAC maintains an earnings to fixed charges ratio of at least 1.25. The yield on SRAC's investment in Sears notes is related to SRAC's borrowing costs. As a result, movements in interest rates and changes in Sears borrowing requirements cause SRAC's earnings to fluctuate. The indenture relating to SRAC's debt securities requires SRAC to maintain a ratio of earnings to fixed charges of not less than 1.10 for any fiscal quarter (determined in accordance with Item 503(d) of Regulation S-K promulgated by the Commission) and to cause Sears to maintain ownership of all of SRAC's voting stock as long as any of SRAC's debt securities are outstanding. Sears has agreed to pay SRAC the amounts that are necessary for SRAC to maintain an earnings to fixed charges ratio of at least 1.10 and has agreed to maintain ownership of all of SRAC's voting stock as long as any of SRAC's debt securities are outstanding. See "Description of Debt Securities--Certain Restrictions."

     As of March 18, 2002, SRAC had ten employees.

                                USE OF PROCEEDS

     SRAC will add the net proceeds it receives from the sale of its debt securities to its general funds and initially will use the proceeds to reduce its short-term debt. As indicated in this prospectus under the heading "Sears Roebuck Acceptance Corp.," SRAC's principal business is purchasing short-term notes of Sears. Additionally, SRAC occasionally purchases receivable balances from Sears domestic credit operations. SRAC expects to incur additional debt, but has not yet determined how much or the terms of this debt. SRAC will make these determinations from time to time based on economic conditions and certain capital requirements of Sears. SRAC anticipates that Sears and its subsidiaries will continue their practice of short-term borrowing and will occasionally incur additional long-term debt and engage in securitization programs in which Sears and its subsidiaries sell interests in pools of credit card receivables in public or private transactions. Sears also occasionally may issue equity securities.

                         SUMMARY FINANCIAL INFORMATION

     The following table sets forth certain summary financial information of SRAC for the last five fiscal years. You should read this summary information in conjunction with SRAC's financial statements and the notes to the financial statements that are incorporated by reference in this prospectus.

                                                    2001       2000       1999       1998       1997
                                                   -------     ----       ----       ----       ----
                                                               (U.S. DOLLARS IN MILLIONS)
Operating Results
Total revenues.................................    $ 1,089    $ 1,216    $ 1,201    $ 1,234    $   960
Interest expense and amortization of debt
  discount/ premium............................        866        966        955        979        763
Total expenses.................................        868        968        958        983        767
Income taxes...................................         77         87         85         88         68
Net income.....................................    $   144    $   161    $   158    $   163    $   125
Financial Position
Assets
  Notes of Sears...............................    $16,014    $16,879    $16,806    $17,990    $16,561
  Receivable balances purchased from Sears.....         --         --         --         90         89
  Total assets.................................    $16,738    $17,366    $17,324    $18,247    $16,716
Liabilities
  Commercial paper.............................    $ 3,225    $ 3,934    $ 2,675    $ 4,243    $ 5,249
  Intermediate-term loans......................         --         --         --         --         50
  Medium-term notes............................      2,762      4,608      5,716      5,976      6,033
  Discrete underwritten debt...................      7,321      5,579      5,827      5,084      3,099
  Total liabilities............................    $13,500    $14,272    $14,391    $15,472    $14,554
Stockholder's Equity
  Capital stock (including capital in excess of
     par value)................................    $ 1,185    $ 1,185    $ 1,185    $ 1,185    $   735
  Retained income..............................      2,053      1,909      1,748      1,590      1,427
  Total stockholder's equity...................      3,238      3,094      2,933      2,775      2,162
Debt as percentage of equity...................        411%       456%       485%       552%       667%
Other Pertinent Data
Commercial paper
  Average daily outstandings...................    $ 3,328    $ 3,202    $ 3,740    $ 4,514    $ 3,952
Agreements with bank trust departments
  Average daily outstandings...................         --         --         --         --         55
Contractual credit facilities (year-end).......      5,060      5,060      5,060      6,100      5,540

                       RATIO OF EARNINGS TO FIXED CHARGES

     Sears presently calculates the interest rate on SRAC's investment in Sears notes to provide SRAC with earnings sufficient to cover its fixed charges at least 1.25 times. The ratios of earnings to fixed charges for SRAC and Sears for the years ended on the dates set forth in the following table were as follows:

                                            DECEMBER 29,    DECEMBER 30,    JANUARY 1,    JANUARY 2,    JANUARY 3,
                                                2001            2000           2000          1999          1998
                                            ------------    ------------    ----------    ----------    ----------
SRAC(A).................................        1.26            1.26           1.25          1.26          1.25
Sears(B)................................        1.76            2.59           2.72          2.19          2.36

---------------
(A) Calculated as follows:

    earnings = net income + fixed charges + income taxes
     ---------------------------------------------------------------------------
    fixed charges = interest expense + amortization of debt discount and expense

(B) Calculated as follows:

    earnings = income before income taxes, minority interest and extraordinary loss -- undistributed net income of unconsolidated subsidiaries + fixed charges
     ---------------------------------------------------------------------------
    fixed charges = interest expense + the portion of operating lease rentals which Sears estimates represents the interest element in such rentals

                         DESCRIPTION OF DEBT SECURITIES

     This prospectus describes certain general terms and provisions of SRAC's unsecured debt securities. When SRAC offers to sell a particular series of debt securities, it will describe the specific terms of the series in a supplement to this prospectus. SRAC will also indicate in the supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

     SRAC has entered into an indenture with JPMorgan Chase Bank, as trustee, and will issue its debt securities under that indenture or under another indenture into which it may enter with another eligible trustee. SRAC will identify the trustee and the particular indenture under which it is issuing its debt securities in the supplement to this prospectus.

     The following sections summarize certain provisions of SRAC's debt securities and indenture. This summary is qualified by and subject to the actual provisions of the indenture under which SRAC is issuing its debt securities. SRAC has filed the indenture with the Commission and is incorporating it by reference in this prospectus. Where this summary refers to particular provisions of the indenture, the provisions are incorporated by reference.

GENERAL TERMS

     The debt securities will be unsecured obligations of SRAC.

     SRAC can issue an unlimited amount of debt securities under the indenture, and can issue them from time to time in one or more series.

     If any of the following terms apply to a particular series of debt securities that SRAC offers to sell, the supplement to this prospectus will describe the applicable terms:

     - the title

     - any limit on the aggregate principal amount

     - the maturity date or dates

     - the issue price

     - the interest rate or rates (which may be fixed or variable)

     - the date from which interest will accrue

     - the interest payment dates (including the first interest payment date)

     - the record dates for the interest payment dates

     - any optional or mandatory redemption, conversion and exchange provisions and whether you have or SRAC has the right to use these provisions

     - any subordination provisions

     - any sinking fund provisions

     - the amount payable upon acceleration of the maturity date, if the amount is not the principal amount of the debt securities

     - the terms of any warrants attached to the debt securities

     - the currencies that you may use to purchase the debt securities and that SRAC may use to pay principal, any premium and interest

     - any index SRAC will use to determine the amount of principal, premium and interest payments

     - whether SRAC will issue the debt securities as one or more global securities to be held for investors by a depository and, if so, the name of the depository

     - the places where the principal, any premium and interest will be payable, if those places are not set forth in the indenture

     - any other terms that are consistent with the indenture that may modify or delete any provision of the indenture to the extent the provision applies to such series

     SRAC will pay principal, any premium and any interest at the office of the paying agent it maintains for such purposes in the Borough of Manhattan of The City of New York. You may transfer your beneficial interests in debt securities (other than debt securities represented by global securities) at the same office. SRAC may also designate other locations for payments and transfers in the city in which its principal executive offices are located or the city in which the principal corporate trust office of the trustee is located. Unless SRAC specifies otherwise in the supplement to this prospectus, the locations for payment and transfer initially will include the principal corporate trust office of the trustee in the Borough of Manhattan of The City of New York and SRAC's principal executive offices in Greenville, Delaware.

     SRAC will pay interest on its debt securities by checks mailed to you at your registered address, unless you make other arrangements or the debt securities are represented by a global security. (Sections 2.5, 3.1, 3.2) If the debt securities are represented by global securities, SRAC will provide information about payment of principal, any premium and interest and about transfers of beneficial interests in the global securities in the supplement to this prospectus.

     If SRAC has indicated in the supplement to this prospectus that it will pay principal, any premium and interest in a currency other than U.S. dollars and that currency is unavailable for payment due to circumstances beyond SRAC's control, SRAC will pay the principal, any premium and interest in U.S. dollars. The exchange rate will be the most recent noon buying rate in New York City for cable transfers in the unavailable currency, as certified for customs purposes by the Federal Reserve Bank of New York. However, if the unavailable currency is the European Currency Unit, the exchange rate will be the most recent rate determined by the Council of European Communities. (Section 2.12)

     SRAC will issue its debt securities only in fully registered form, without coupons, in denominations of $1,000 or an integral multiple of $1,000, unless SRAC indicates otherwise in the supplement to this prospectus. (Section 2.2)

     You will not have to pay a service charge to register a transfer or exchange of debt securities. However, SRAC may require you to pay an amount sufficient to cover any tax or other governmental charge in connection with the transfer or exchange. (Section 2.5)

     SRAC may issue debt securities at a discounted price with provisions that permit it to pay less than the principal amount if the holders of the debt securities accelerate the maturity date as a result of a continuing default. If SRAC chooses to issue these discounted debt securities, it will describe the federal income tax consequences and other special considerations in the supplement to this prospectus.

CERTAIN RESTRICTIONS

     The indenture provides that SRAC will maintain a ratio of earnings to fixed charges in every fiscal quarter of at least 1.10 and that it will cause Sears to maintain ownership of all of SRAC's voting stock. SRAC determines its ratio of earnings to fixed charges in accordance with Item 503(d) of Regulation S-K promulgated by the Commission, as in effect on the date of the indenture. SRAC has letter agreements with Sears pursuant to which Sears has agreed, for the benefit of the holders of SRAC's debt securities, that

     - Sears will pay SRAC amounts which, when added to SRAC's other earnings, will be sufficient for SRAC to maintain the fixed charge coverage ratio required by the indenture and

     - Sears will maintain ownership of SRAC's voting stock as long as SRAC is required to cause Sears to do so.

     The indenture provides that SRAC will cause Sears to observe and perform in all material respects all covenants or agreements of Sears contained in the letter agreements and will not amend, waive, terminate or otherwise modify any provision of the letter agreements. (Section 3.6)

DEFAULTS

     If any of the following occur in connection with any series of SRAC's debt securities, SRAC will be in default under those debt securities:

     - if SRAC fails to pay the principal amount and any premium on the series when due and payable;

     - if SRAC fails for 30 days after any interest payment date to pay any interest that has become due (unless it deposits the entire amount due with the trustee or with a paying agent within 30 days after the due date);

     - if SRAC fails to perform any of its other covenants under the indenture that apply to that series of debt securities and does not cure that failure for 60 days after it receives written notice that it has failed to perform from holders of a majority of the principal amount of the particular series of debt securities or the trustee;

     - if SRAC's creditors or creditors of Sears, including holders of SRAC's debt securities from a different series, accelerate the maturity date of $100,000,000 or more in principal amount of SRAC debt or Sears debt, and those creditors do not rescind or annul the acceleration within 30 days after SRAC receives written notice from holders of a majority of the principal amount of the particular series of debt securities or the trustee, unless the maturity date was accelerated as a result of compliance with applicable laws, court orders or governmental decrees;

     - if SRAC takes certain actions in connection with a bankruptcy, insolvency or reorganization; or

     - if SRAC does or fails to do something that the supplement to this prospectus identifies as an event of default.

     Unless the supplement to this prospectus specifies otherwise, if SRAC defaults on a particular series of debt securities and the default is continuing, the holders of a majority of the principal amount of the outstanding debt securities of that series may accelerate the maturity date of those debt securities. To accelerate the maturity date, those holders must declare that the principal amount of the debt securities of that series is immediately due and payable. In certain circumstances, holders of a majority of the principal amount of outstanding debt securities of the series may annul the acceleration of the maturity date. (Section 6.1)

     Before instituting a proceeding to enforce the indenture or to obtain a remedy provided for by the indenture:

     - holders of debt securities must notify the trustee of a default in writing;

     - holders of a majority of the principal amount of outstanding debt securities of the particular series must request in writing that the trustee institute the proceeding;

     - holders of a majority of the principal amount of outstanding debt securities of the particular series must offer reasonable indemnity to the trustee if the trustee institutes the proceeding; and

     - the trustee must neglect or refuse to institute the proceeding within a reasonable time.

     These requirements do not prevent a holder from enforcing the payment of principal and interest on the debt securities held by such holder, on or after the principal or interest due dates. (Section 6.7)

MODIFICATION OR AMENDMENT OF THE INDENTURE

     SRAC may amend the indenture with the consent of the holders of a majority of the aggregate principal amount of the outstanding debt securities of each series affected by the amendment. However, SRAC may not make any amendment without the consent of the holders of each affected debt security then outstanding if that amendment will:

     - permit SRAC to extend the time of payment of any payment on the debt securities, or to reduce the payment, or

     - reduce the percentage of holders of any series of debt securities whose consent is required to amend the indenture. (Article XI)

DEFEASANCE

  Termination of Certain Obligations

     Unless SRAC provides otherwise in the supplement to this prospectus, SRAC may terminate certain of its obligations under the indenture with respect to the debt securities of any series by depositing with the trustee or a paying agent, in trust, any combination of the following in an amount sufficient to pay the principal, any premium and each installment of interest on the debt securities of such series on the dates such payments are due:

     - money;

     - securities backed by the full faith and credit of the United States of America that the issuer cannot call or redeem (if the debt securities with respect to which SRAC is terminating certain of its obligations are denominated in U.S. dollars);

     - certain depository receipts for any non-callable and non-redeemable securities backed by the full faith and credit of the United States of America, or for a specific payment of interest on or principal of any such securities, issued by a bank or trust company as custodian (if the debt securities with respect to which SRAC is terminating certain of its obligations are denominated in U.S. dollars); or

     - other securities that, when deposited in trust, alone or in combination with other items in this list, will result in a nationally recognized rating agency rating SRAC's debt securities in the highest generic long-term debt rating category applicable to debt issued by an issuer that has been released from its obligations to the same extent that SRAC has been (if the debt securities with respect to which SRAC is terminating certain of its obligations are denominated in a foreign currency).

As a prerequisite to establishing the trust, in addition to certain other requirements, SRAC must receive a ruling from the Internal Revenue Service or an opinion of counsel who is not its employee. The ruling or opinion must state that the holders of the debt securities with respect to which SRAC is terminating certain of its obligations will not recognize income, gain or loss for federal income tax purposes as a result of the deposit with the trustee and termination of these obligations. The ruling or opinion must also state that those holders will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if SRAC had not deposited money or securities with the trustee and terminated these obligations. SRAC must also receive an opinion of counsel stating that, after 90 days, either the trust deposit will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally or that the holders' rights would be adequately protected despite the application of such laws to the trust funds.

     Notwithstanding the deposit with the trustee or paying agent and compliance with the additional requirements described above or in the indenture, SRAC's obligations under the indenture to do the following with respect to a series will remain in full force and effect until SRAC has paid the debt securities of such series in full:

     - pay principal, premium (if any) and interest;

     - register the transfer or exchange of the debt securities;

     - replace mutilated, destroyed, lost and stolen debt securities;

     - maintain paying agencies; and

     - hold monies for payment in trust. (Section 13.4)

     If and when the Internal Revenue Service can provide a ruling, or counsel can provide an opinion as described above, without reliance upon the continuation of SRAC's obligations regarding the payment of principal, premium (if any) and interest, then SRAC may discharge the indenture--including its payment obligations--by delivering the ruling or opinion to the trustee and satisfying the other conditions provided for in the indenture. (Section 13.4) Under present ruling positions of the Internal Revenue Service, SRAC cannot obtain such a ruling or opinion.

  Discharge of the Indenture

     SRAC may also discharge the indenture, and all of its obligations under the indenture, with respect to a particular series of debt securities--including its payment obligations--if:

     - all securities issued under the indenture have been canceled or delivered to the trustee to be canceled; or

     - all securities issued under the indenture that have not been canceled

          - have become due and payable in accordance with their terms, or

          - will become due and payable in accordance with their terms within one year, or

          - will be called for redemption within one year under arrangements that satisfy the trustee.

To discharge the indenture in these circumstances, SRAC must deposit trust funds with the trustee in an amount sufficient to pay all principal, interest and premiums on the outstanding securities until they mature or are redeemed. SRAC must also deliver a certificate of one of its officers and an opinion of counsel, each stating that SRAC has complied with all conditions precedent to the satisfaction and discharge of the indenture. (Section 13.1)

REGARDING THE TRUSTEE

     JPMorgan Chase Bank, which is a trustee under the indenture, performs other services for SRAC.

                              PLAN OF DISTRIBUTION

     SRAC may sell its debt securities to or through underwriters, directly to other purchasers or through agents. SRAC anticipates offering its debt securities directly to brokers or dealers, investment companies, insurance companies, banks, savings and loan associations and trust companies or similar institutions, and to trusts for which a bank, savings and loan association, trust company or investment adviser is the trustee or is authorized to make investment decisions.

     SRAC may distribute its debt securities from time to time in one or more transactions:

     - at a fixed price or prices, which may change

     - at market prices prevailing at the time of sale

     - at prices related to such prevailing market prices or

     - at negotiated prices.

     The supplement to this prospectus will describe the method of distribution of any particular series of debt securities.

     In connection with the sale of its debt securities, SRAC, or the purchasers of debt securities for whom the underwriters may act as agents, may compensate the underwriters in the form of discounts, concessions or commissions. Underwriters may sell SRAC's debt securities to or through dealers and may compensate the dealers in the form of discounts, concessions or commissions. Dealers may also receive commissions from the purchasers of debt securities, for whom they may act as agents. Pursuant to the Securities Act, the Commission may deem underwriters, dealers and agents that participate in the distribution of debt securities to be underwriters. The Commission also may deem any discounts, commissions or concessions and any profit on the resale of debt securities to be underwriting discounts and commissions under the Securities Act. The supplement to this prospectus will identify any such underwriter or agent and will describe any such compensation.

     SRAC may enter into agreements to indemnify underwriters, dealers and agents that participate in the distribution of its debt securities against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL OPINION

     Unless otherwise specified in the supplement to this prospectus, Anastasia
D. Kelly, Senior Vice President, General Counsel will pass upon the legality of the debt securities for SRAC.

                                    EXPERTS

     Deloitte & Touche LLP, independent auditors, have audited the annual financial statements that are incorporated by reference in this prospectus, as stated in their reports that are also incorporated by reference in this prospectus. SRAC and Sears have incorporated by reference their financial statements in reliance upon the reports of Deloitte & Touche LLP given upon the authority of Deloitte & Touche LLP as experts in accounting and auditing.

     With respect to the unaudited interim financial information contained in the Quarterly Reports on Form 10-Q for Sears and SRAC, which are incorporated in this prospectus by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Quarterly Reports on Form 10-Q for Sears and SRAC and incorporated by reference in this prospectus, they did not audit and they do not express an opinion on such interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act of 1933.

                      PRINCIPAL EXECUTIVE OFFICES OF SRAC
                         SEARS ROEBUCK ACCEPTANCE CORP.
                               3711 KENNETT PIKE
                           GREENVILLE, DELAWARE 19807

                          INDEPENDENT AUDITORS TO SRAC

                             DELOITTE & TOUCHE LLP

            Two Prudential Plaza                            1700 Market Street
          180 North Stetson Avenue                   Philadelphia, Pennsylvania 19103
           Chicago, Illinois 60601

                                 LEGAL ADVISERS

                                    To SRAC

              ANASTASIA D. KELLY                            MAYER, BROWN, ROWE & MAW
            Senior Vice President,                          190 South LaSalle Street
                General Counsel                              Chicago, Illinois 60603
            Sears, Roebuck and Co.
               3333 Beverly Road
        Hoffman Estates, Illinois 60179

                              To the Underwriters

                       CLEARY, GOTTLIEB, STEEN & HAMILTON
                               One Liberty Plaza
                            New York, New York 10006

                                    TRUSTEE

                              JPMORGAN CHASE BANK
                        450 West 33rd Street, 15th Floor
                         New York, New York 10001-2697

                                 PAYING AGENTS

             JPMORGAN CHASE BANK                     J.P. MORGAN BANK LUXEMBOURG S.A.
      450 West 33rd Street, 15th Floor                         5 rue Plaetis
           New York, NY 10001-2697                           L-2338 Luxembourg

                                 LISTING AGENT

                      Banque Generale du Luxembourg, S.A.
                             50 Avenue J.F. Kennedy
                               L-2951 Luxembourg

------------------------------------------------------
------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                             ---------------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                       Page
                                       ----
Financial Information................   S-3
Financial Changes....................   S-3
Capitalization of Sears Roebuck
  Acceptance Corp....................   S-4
The Notes............................   S-4
Book-Entry Registration..............   S-8
United States Tax Considerations.....  S-11
Underwriting.........................  S-16
Use of Proceeds......................  S-18
Legal Opinions.......................  S-18
Listing and General Information......  S-18
Prospectus
Available Information................     3
Reports to Holders of Debt
  Securities.........................     3
Incorporation of Certain Documents by
  Reference..........................     3
Sears Roebuck Acceptance Corp........     4
Use of Proceeds......................     4
Summary Financial Information........     5
Ratio of Earnings to Fixed Charges...     6
Description of Debt Securities.......     6
Plan of Distribution.................    11
Legal Opinion........................    11
Experts..............................    11

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                                  $600,000,000

                                 SEARS ROEBUCK
                                ACCEPTANCE CORP.

                         6.70% Notes due April 15, 2012

                   -----------------------------------------

                             PROSPECTUS SUPPLEMENT
                   -----------------------------------------

                               Joint Bookrunners
                         BANC ONE CAPITAL MARKETS, INC.
                           CREDIT SUISSE FIRST BOSTON
                              GOLDMAN, SACHS & CO.
                             ---------------------
                         BANC OF AMERICA SECURITIES LLC
                                  UBS WARBURG
                             ---------------------
                               CIBC WORLD MARKETS
                             FLEET SECURITIES, INC.
                         MELLON FINANCIAL MARKETS, LLC
                           PNC CAPITAL MARKETS, INC.
                       TOKYO-MITSUBISHI INTERNATIONAL PLC
                              WACHOVIA SECURITIES
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